Exhibit (a)(1)(K)

NEWS RELEASE

Editorial Contacts:	Investor Contacts:

Yvette Huygen	Jessica Kourakos
Synopsys, Inc.	Synopsys, Inc.
(650) 584-4547	(650) 584-4289
yvetteh@synopsys.com	jessicak@synopsys.com

SYNOPSYS, INC. EXTENDS TENDER OFFER

FOR SHARES OF NUMERICAL TECHNOLOGIES, INC.

MOUNTAIN VIEW, Calif., February 21, 2003 – Synopsys, Inc. (Nasdaq: SNPS) announced today that its wholly owned subsidiary, Neon Acquisition Corporation, is extending the expiration date of its offer to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of Numerical Technologies, Inc. (Nasdaq: NMTC), at a price of $7.00 net per share in cash, on the terms and subject to the conditions set forth in its offer to purchase, as amended, and the related letter of transmittal for the offer, until 12:00 midnight, New York City time, on Monday, February 24, 2003.

The offer had been previously scheduled to expire at 12:00 midnight, New York City time, on Thursday, February 20, 2003. The depositary for the offer has advised Synopsys and Neon Acquisition that, as of such time, an aggregate of approximately 28,993,133 shares of Numerical common stock were tendered to Neon Acquisition pursuant to the offer, including approximately 9,726,820 shares delivered through notices of guaranteed delivery, representing approximately 85% of the Numerical shares outstanding.

The expiration date of the offer has been extended because the waiting period applicable to the pre-merger notification filed by Synopsys under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not yet expired or been terminated. As previously announced, the waiting period is scheduled to expire at 11:59 P.M. on Monday, February 24, 2003, unless such period is earlier terminated or extended by the Federal Trade Commission and the Antitrust Division of the Department of Justice. The tender offer remains subject to the terms and conditions set forth in the offer to purchase, as amended, and other related materials filed by Synopsys and Neon Acquisition with the Securities and Exchange Commission.

About Numerical Technologies

Numerical Technologies, Inc., the world’s leading provider of sub-wavelength lithography-enabling technology, develops and markets proprietary technology, software tools and services that enable the production of sub-wavelength integrated circuits (ICs) with feature sizes that are smaller than the wavelength of light used to create circuit patterns on silicon. Numerical’s products and industry alliances form a comprehensive design-to-silicon solution that enables the creation of smaller, faster and more power-efficient ICs using available manufacturing equipment. Numerical’s customers include the world’s top semiconductor companies, design automation tool vendors, semiconductor equipment suppliers and photomask manufacturers. Additional information about the company is available on the Web at http://www.numeritech.com.

About Synopsys

Synopsys, Inc., headquartered in Mountain View, California, creates leading electronic design automation (EDA) tools for the global electronics market. The company delivers advanced design technologies and solutions to developers of complex integrated circuits, electronic systems and systems on a chip. Synopsys also provides consulting and support services to simplify the overall IC design process and accelerate time to market for its customers. Visit Synopsys at http://www.synopsys.com.

# # #

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Numerical. Neon Acquisition and Synopsys have filed a Tender Offer Statement on Schedule TO, as amended, containing an offer to purchase, form of letter of transmittal and other documents relating to the tender offer, and Numerical has filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with respect to the tender offer with the SEC. Neon Acquisition, Synopsys and Numerical have mailed these documents to Numerical stockholders. These documents contain (and any future amendments may contain) important information about the tender offer and Numerical stockholders are urged to read them carefully and in their entirety. Numerical stockholders may obtain a free copy of these documents at the website maintained by the SEC at http://www.sec.gov. In addition, stockholders may obtain a free copy of these documents from Synopsys by contacting Synopsys at 700 East Middlefield Road, Mountain View, California 94043, attention: Investor Relations.

Documents may also be obtained from D. F. King & Co., Inc., the information agent for the tender offer, 77 Water Street, New York, New York 10005, (212) 269-5550 (banks and brokers call collect) or (800) 628-8532 (all others call toll free).

Synopsys is a registered trademark of Synopsys, Inc. Numerical Technologies is a trademark of Numerical Technologies, Inc.

3